PROSPECTUS SUPPLEMENT NO. 8	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated February 14, 2006	Registration No. 333-129842

Computer Software Innovations, Inc.

15,295,728 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated February 14, 2006, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 15,295,728 shares of common stock of Computer Software Innovations, Inc. (the “Company”).

This Prospectus Supplement includes a Current Report on Form 8-K relating to the entry by the Company into an agreement with Alliance Advisors, LLC pursuant to which Alliance will assist the Company in developing and implementing an investor relations program. The Form 8-K also includes a press release announcing the agreement. The agreement and the press release are filed as exhibits to the Form 8-K and are included in this Prospectus Supplement.

The information contained in the report included in this Prospectus Supplement is dated as of the period of such report. This Prospectus should be read in conjunction with the Prospectus dated February 14, 2006, as supplemented on March 31, 2006, April 20, 2006, April 24, 2006, May 3, 2006, May 5, 2006, May 15, 2006 and June 23, 2006, which supplements are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated February 14, 2006, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 8 is July 14, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) July 10, 2006

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51758	98-0216911
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On July 10, 2006, Computer Software Innovations, Inc. (the “Company”) entered into an Investor Relations Consulting Agreement (the “Agreement”) with Alliance Advisors, LLC (“Alliance”). The purpose of the Agreement is for Alliance to assist the Company in the development of the Company’s investor relations and corporate communications program. Under the terms of the Agreement, Alliance will assist the Company for a period of twelve months in developing and implementing an investor relations and corporate communications strategy. In exchange for Alliance’s services, the Company paid Alliance $6,500 upon execution of the Agreement and will pay Alliance $6,500 a month in cash for the first six months of the Agreement. At the end of six months, either party to the Agreement will have the option of terminating the Agreement. If the Agreement continues for an additional six months, then the monthly payment will increase to $7,250. In addition to the cash compensation just described, the Company will also issue to Alliance sixty thousand (60,000) shares of restricted common stock. If Alliance does not complete the full one-year term of the Agreement, a pro rata portion of fifty-four thousand (54,000) shares must be returned to the Company.

The Agreement is filed as Exhibit 10.1 to this Report and is incorporated herein by reference.

Item 8.01. Other Events.

In connection with the execution of the Agreement, on July 14, 2006 the Company issued a press release filed as Exhibit 99.1 to this report.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

10.1	Investor Relations Consulting Agreement by and between the Company and Alliance Advisors, LLC dated July 10, 2006.

99.1	Press Release dated July 14, 2006.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ Nancy K. Hedrick
Name:	Nancy K. Hedrick
Title:	President and CEO

Dated: July 14, 2006

EXHIBIT INDEX

Exhibit Number	Description

10.1	Investor Relations Consulting Agreement by and between the Company and Alliance Advisors, LLC dated July 10, 2006.

99.1	Press Release dated July 14, 2006.

Exhibit 10.1

ALLIANCE ADVISORS, LLC

(An Affiliate of Hayden Communications, Inc.)

INVESTOR RELATIONS CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT is made this 10th day of July 2006, by and between Computer Software Innovations, Inc. (OTC BB: CSWI), a Delaware Corporation (hereinafter referred to as the “Company” or “CSWI”), and Alliance Advisors, LLC (hereinafter referred to as the “Consultant” or “AA”), an affiliate of Hayden Communications, Inc. (“HC”).

EXPLANATORY STATEMENT

The Consultant has successfully demonstrated financial and public relations consulting expertise, and possesses valuable knowledge, and experience in the areas of business finance and corporate investor/public relations. The Company believes that the Consultant’s knowledge, expertise and experience would benefit the Company, and the Company desires to retain the Consultant to perform consulting services in the areas described above for the Company.

NOW, THEREFORE, in consideration of their mutual agreements and covenants contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and in further consideration of the affixation by the parties of their respective signatures and seals herein below, the parties agree as follows:

I. CONSULTING SERVICES

1.1 AA agrees that for a period of twelve (12) months commencing July 10, 2006, the Consultant will reasonably be available during regular business hours to advise, counsel and inform designated officers and employees of the Company about the provision of computer hardware, software and services to municipalities, school districts, and local government as it relates to the investment community. Additionally, AA shall advise CSWI about the financial marketplace, competitors, business acquisitions and other aspects of or concerning the Company’s business about which AA has knowledge or expertise.

1.2 AA shall render services to the Company as an independent contractor, and not as an employee. All services rendered by AA on behalf of the Company shall be performed to the best of AA’s ability in concert with the overall business plan of the Company and the goals and objectives of Corporate Management and the Board of Directors.

II. SCOPE OF SERVICES/PROGRAMS/ACTIVITIES

AA will develop, implement, and maintain an ongoing stock market support system for CSWI with the general objective of expanding awareness in CSWI among stockbrokers, analysts, micro-cap portfolio/fund managers, market makers, and the appropriate financial & trade publications. Services to be provided by AA shall include:

1.	PROFESSIONAL INVESTMENT COMMUNITY AWARENESS

A.	Introductions to professionals at select firms, with a focus on members of the Financial Community in various geographic regions, both in the United States, Canada and Europe. The targeted group of professionals, which would be drawn from our proprietary database of contacts will be a subset of the following:

1.	Over 15,000 Equity Brokers

2.	Over 800 Analysts (Buy and Sell Side - both generalists and industry specialists)

3.	Over 6,500 Micro-Cap Portfolio/Hedge Fund Managers

4.	Over 120 Market Makers (both retail and wholesale)

5.	Financial, Trade and Industry Publications

B.	Introductions to new fund managers and analysts (buy and sell side) through the utilization of both Big Dough and other on-line tools such as StreetWise, etc.

C.	Introductions to High Net-Worth accredited investors who build positions in micro-cap companies and are familiar with other quality companies, which AA currently and previously represented.

D.	Broker conference calls/presentations arranged by AA in select cities (and at compatible times) with top management at CSWI. Cities in which we would schedule meetings include New York, Baltimore, Boston, Dallas, Denver, Ft. Lauderdale, Houston, Atlanta, Chicago, LA, Minneapolis, Miami, Orange County, CA, San Diego, San Francisco, St. Louis, D.C., and other select cities.

E.	All interested parties will be continually updated of CSWI’s progress via phone conversations and through our fax/e-mail list for news releases.

F.	AA will screen all investment firms for upcoming financial conferences, which would be appropriate for CSWI. AA will work through the proper channels with the goal of receiving invitations for management to present at those conferences, which are relevant.

2.	SHAREHOLDER COMMUNICATIONS

A.	Handle investor requests for timely information via the telephone and e-mail. AA will have a knowledgeable associate available during market hours to field and respond to all investor inquiries in a timely manner. This is a time intensive service that allows management to focus on executing its business plan.

B.	AA will provide same day fulfillment for all investor package requests.

C.	Quarterly Conference Calls to accompany the earnings release. AA will assist with scripting these calls and monitoring the continuity to ensure a smooth rollout for investors. Quarterly Interim-Reports including a “CEO Letter” are an additional option to communicate with shareholders on a consistent basis.

3.	MEDIA RELATIONS

A.	Our Media Department will develop a focus list of industry, trade and financial publications and contact appropriate editors, review and manage editorial calendars for relevant upcoming articles.

B.	Financial Newsletter campaign. AA will work with our many financial newsletter editors and publishers for a “Buy Recommendation” for CSWI. The newsletters we contact have a paid subscription base of investors who focus solely on micro cap stocks and do not solicit compensation for coverage. A “Buy Recommendation” can produce a great deal of new investor interest and lends third party support and opinion. AA has been able to achieve “Buy Recommendations” for former and current clients in: The Kon-Lin letter, The Conservative Speculator, Dick Davis Digest, George Southerland’s Special Investment Situations, The Patient Inve$tor, and Equities Special Situations. Other publications we have worked with and will introduce CSWI to include: The Red Chip Review, Investor’s Digest, The Quiet Investor, Acker Letter, High-Growth Newsletter, Bullish Investor, Low-Priced Stocks, and the Micro-Stock Digest.

4.	THE FINANCIAL PRESS

A.	AA will assist senior management to draft and complete press releases on all material events as deemed by the Company. Management and corporate counsel will approve all releases before they are sent to the wire.

B.	AA will disseminate news releases through a Broadcast Fax and/or electronic mail (e-mail) to our established database of financial professionals including: special situation analysts, brokers, fund managers, individual investors, money managers, and current or prospective individual shareholders who are already invested or have expressed an interest in CSWI.

III. AGENDA (Initial 180 days)

A.	Establish a time line of expected corporate events.

B.	Generate a two-page Corporate Profile, which clearly articulates CSWI’s current business and financial position, as well as its strategy for future growth.

C.	Assist CSWI in updating its investor package and investor information via the company’s corporate Web site. Assist with Shareholders’ letter and quarterly update.

D.	Assist management in updating its PowerPoint presentation to utilize during corporate presentations.

E.	Target select brokers and micro-cap fund managers, which follow growth companies that have a similar profile to CSWI.

F.	Expand the number of market makers, which utilize retail support.

G.	Plan in house broker meetings/conference calls in select cities. Follow up with phone calls to gauge management’s effectiveness in articulating the story. Give feedback and make appropriate changes to properly position the Company and growth opportunity.

H.	Target newsletter editors and publishers for a “Buy Recommendation”. Focus on Trade, Financial and Industry Publications for appropriate stories on CSWI’s services, attributes and value proposition to the marketplace.

I.	Target “Buy” and “Sell” side analysts for a “Buy Recommendation”.

J.	Maintain and update the database to ensure that all press releases are faxed and/or e-mailed to all interested professionals.

K.	Manage all investor calls in a timely manner to facilitate the timely distribution of corporate information. Focus on educating professional shareholders, with the premise that an informed investor will become a longer-term investor.

L.	Contact Brokerage Firms who hold conferences for the purpose of receiving an invitation for management to present.

M.	Provide progress reports to senior management when appropriate. Evaluate achievements after the first 180 days and develop a new agenda.

Many of the above items will occur simultaneously. Certain items will have chronological priority over others, however for the most part agenda items will progress in unison throughout the initial 180-day period. As CSWI grows and evolves, we will recommend changes to the Agenda that compliment the growth. As the Company continues to execute its strategic plan by signing new installation contracts and completing strategic acquisition, which will compliment its growth, we will target an expanded universe of brokers, analysts and portfolio/fund managers. At each stage of growth, the appropriate approach to the market will be incorporated into the agenda for optimal results. A new formal Agenda will be created after the 180-day period, or earlier if necessary.

Assuming that CSWI’s efforts are leading ultimately to success and greater profitability, the end results of this financial communication and awareness campaign should be:

*	An increase in the number of financial professionals (including brokers, institutions and analysts) and individual investors well educated and knowledgeable about CSWI: including senior management, the Company’s services, as well as its current financial condition and growth opportunities.

*	An increase in the number of articles printed in both trade and financial publications.

*	An increase in the liquidity of the common stock.

*	An increase in CSWI’s market capitalization coupled with a broader, more diverse shareholder base.

*	Easier access to the capital markets, if additional capital is required.

IV. TERM

This agreement shall remain in effect for a period commencing on the signature date and terminating twelve months from signing date. At the six-month anniversary either party will have the option to terminate the agreement with 30 days’ notice. In the event that AA commits any material breach or violation of the provisions of this Agreement, then, the Client has the right to terminate this agreement any time during the contractual period and/or any extension periods after the initial contractual period.

V. COMPENSATION

Regarding compensation, it is our intention to propose parameters that are mutually acceptable to both CSWI and AA in order to accomplish our collective mission. Based on a commitment of resources necessary to perform successfully on behalf of CSWI for a period of twelve (12) months, Alliance Advisors, LLC proposes the following compensation terms:

Cash and Equity

A.	Monthly consulting and services fee of $6,500 payable upon execution of this Agreement and at the 10th of each month during the first six (6) months of this Agreement, and $7,250 on a monthly basis during the second six (6) months of this Agreement.

B.	Common Stock: Sixty Thousand (60,000) shares of restricted shares shall be delivered during the first thirty days of this Agreement. In the event that AA does not complete the full one-year term of service, a pro-rata portion of Fifty four Thousand (54,000) shares shall be returned to CSWI. AA acknowledges that the New Shares have not been and will not be registered under the federal Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States or any other jurisdiction, and that the New Shares will constitute “restricted securities” as defined in Rule 144 under the Securities Act (which Rule 144 permits sales after a 1-year restrictive term). The New Shares are for AA’s own account for investment and not for the interest of any other person and, except for subsequent sales as permitted under Rule 144 or other exceptions from registration; AA is not purchasing the New Shares for resale to others or with a view to or for sale in connection with any distribution thereof. AA is an “Accredited Investor” (as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act). AA will not resell or otherwise dispose of the New Shares or any interest therein at any time unless (i) an exemption from registration is available and, if CSWI requests, CSWI receives an opinion of counsel reasonably satisfactory to it that such exemption is available, or (ii) such securities are subsequently registered under the Securities Act and appropriate state securities laws.

Expenses: Only expenses that would ordinarily be incurred by the Client will be billed back on a monthly basis. Applicable reimbursements would include: postage for investor packages or research reports (if our office provides fulfillment), fees for news wire services (if our office disseminates news releases), and fees for fax-broadcasting news releases. The Client shall provide AA all investor and broker due-diligence packages. Any packages requiring additional photocopying/printing will be billed back to the Client at cost (with no mark-up). Any extraordinary items, such as broker lunch presentations, air travel, hotel, ground transportation or media campaigns, etc. shall be paid by the Client, only with Client authorization prior to incurring any expenses. Any expenses over $500 within a calendar month shall be subject to pre-approval by the Company.

VI. Prior Restriction. AA represents and covenants to the Company that AA is not subject to, or bound by, any agreement which sets forth or contains a restrictive covenant, the existence or enforcement of which would in any way restrict or hinder AA from performing the services on behalf of the Company that AA is herein agreeing to perform.

VII. Assignment. This Agreement is personal to AA and may not be assigned in any way by AA without the prior written consent of the Company. Subject to the foregoing, the rights and obligations under this Agreement shall inure to the benefit of, and shall be binding upon, the heirs, legatees, successors and permitted assigns of AA and upon the successors and assigns of the Company.

VIII. Confidentiality. Except as required by law or court order, AA will keep confidential any trade secrets or confidential proprietary information or other material non-public information of the Company which are now known to AA or which hereinafter may become known to AA and AA shall not at any time directly or indirectly disclose or permit to be disclosed any such information to any person, firm, or corporation or other entity, or use the same in any way other than in connection with the business of the Company with its consent. For purposes of this Agreement, “trade secrets or confidential proprietary information” means information unique to the Company, which has a business purpose and is not known or generally available to the public.

IX. Default.

9.1 Except for a claim or controversy arising under Section 6 of this Agreement, any claim or controversy arising under any of the provisions of this Agreement shall, at the election of either party hereto, be determined by arbitration in New York in accordance with the rules of the American Arbitration Association. The decision of the Arbitrator shall be binding and conclusive upon the parties. Each party shall pay its own costs and expenses in any such arbitration and the costs of filing for the arbitration, and the fees of the arbitrator shall be shared equally by the parties.

9.2 In the event the AA commits any material violation of the provisions of this Agreement, as determined by the Company in good faith, the Company may, by injunctive action, compel AA to comply with, or restrain AA from violating, such provision, and, in addition, and not in the alternative, the Company shall be entitled to declare AA in default hereunder and to terminate this Agreement and any further payments hereunder.

9.3 Since AA must at all times rely upon the accuracy and completeness of information supplied to it by the Company’s officers, directors, agents, and employees, the Company agrees to indemnify, hold harmless, and defend AA, its officers, agents, and employees at the Company’s expense, in any proceeding or suit which may arise out of and/or due to any inaccuracy or incompleteness of such material supplied by the Company to AA.

9.4 In providing services hereunder, AA shall comply with all applicable state and federal securities laws.

X. Severability and Reformation. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future law, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were never a part hereof, and the remaining provisions shall remain in full force and shall not be affected by the illegal, invalid, or unenforceable provision, or by its severance.

XI. Notices. Any notices required by this Agreement shall (i) be made in writing by hand delivery, by certified mail, return receipt requested, with adequate postage prepaid, or by overnight courier delivery service for the next day delivery (ii) be deemed given when so delivered, two days after mailing, or the day following delivery to the overnight courier delivery service, and (iii) in the case of the Company, be mailed to its principal office at 900 East Main Street, Suite T, Easley, SC 29640 or in the case of AA, be mailed to 105 South Bedford Road, Suite 313, Mount Kisco, NY 10549.

XII. Miscellaneous.

12.1 This Agreement may not be amended (including extension of its term), except by a written instrument signed and delivered by the parties hereto.

12.2 This Agreement constitutes the entire understanding between the parties hereto with respect to the subject matter hereof, and all other agreements relating to the subject matter hereof are hereby superseded.

12.3 This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the parties have executed, under seal this Consulting Agreement as of the day and year first above written.

AGREED:

By:	/s/ Alan Sheinwald	By:	/s/ Nancy K. Hedrick
	Alan Sheinwald, Principal		Nancy K. Hedrick, CEO
	Alliance Advisors, LLC		Computer Software Innovations, Inc.

By:	/s/ Matthew Hayden
Matthew Hayden, Principal
Alliance Advisors, LLC

Date: July 10, 2006	Date: July 10, 2006

Exhibit 99.1

Computer Software Innovations, Inc. Retains Alliance Advisors to Initiate an Investor Relations Program

EASLEY, S.C.—(BUSINESS WIRE)—July 14, 2006—Computer Software Innovations, Inc. (OTCBB: CSWI; www.csioutfitters.com), CSI Technology Outfitters(TM), today announced that it has retained Alliance Advisors, LLC, an affiliate of Hayden Communications, to initiate a targeted investor relations program. Alan Sheinwald, President of Alliance Advisors, and his team will be advising the Company in all facets of an investor communications program.

Alliance Advisors will provide CSI with an experienced information resource to institutional investors, hedge funds, independent portfolio managers, buy-side and sell-side analysts, and small to large retail brokerage firms. Alliance’s recognized investment management teams will work with CSI’s senior management team to extend market development, investor awareness programs and shareholder communications.

“Our core business of technology and software sales and services has gained recognition in our customer market but is not well known in the investor market space,” said Nancy Hedrick, CEO, of Computer Software Innovations, Inc. “After careful review, we selected Alliance Advisors to ensure that the investment community is kept informed of our products and service expertise and our pursuit of acquisition candidates that will augment and enhance our product offerings. The team at Alliance Advisors is well-respected and has a proven track record on Wall Street. This is extremely important as we look to increase the awareness of CSI and its progress.”

Mr. Sheinwald commented, “CSI continues to experience growth as management executes their strategic plan while surpassing their first year as a publicly traded company. Our team at Alliance is looking forward to working with the company’s knowledgeable senior management as they reach toward their potential.”

About Alliance Advisors, LLC

Alliance Advisors, LLC, an affiliate of Hayden Communications, Inc., assists public companies with market valuations under $100 million by developing and executing investor communications programs dedicated to interfacing with critical corporate investors in a timely and accurate manner. Clients receive the treatment of a larger organization, while Alliance provides the guidance and preparation for exposure required of an emerging public company. As Alliance clients achieve operational consistency, their investor relation campaigns are transitioned to the reach of the broader national institutional investment community.

About Computer Software Innovations, Inc.

Computer Software Innovations, Inc. (OTCBB:CSWI), CSI Technology Outfitters(TM), is a full service company providing software and technology solutions primarily to public sector organizations. Such solutions include financial management software, lesson planning software, networking, IP telephony, wireless, video conferencing, security monitoring, distance and classroom learning projects, engineering services and hardware. CSI’s client base includes school districts, higher education, municipalities, county governments, and other non-profit organizations. Currently, more than 400 public sector organizations utilize CSI’s software systems and network integration services. Additional information on CSI can be obtained through its website at www.csioutfitters.com.

Company Contact:

Computer Software Innovations, Inc.

David Dechant, 864-855-3900

Ddechant@csioutfitters.com

Investor Contact:

Alliance Advisors, LLC

Mark McPartland, 910-221-1827

MarkMcp@allianceadvisors.net

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